UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Seres Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

81750R102

(CUSIP Number)

Nestlé S.A.

Avenue Nestlé, 55

1800 Vevey

Switzerland

Attention: General Counsel Corporate

Facsimile: 01-41-21-924-2821

with a copy to:

David A. Carpenter, Esq.

Mayer Brown, LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 506-2195

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 81750R102

1.	Name of Reporting Person Nestle Health Science US Holdings, Inc. (1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 6,888,888
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 6,888,888

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,888,888
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 7.7%
14.	Type of Reporting Person (See Instructions): CO

(1)

Based upon a total of 89,292,533 shares of Common Stock outstanding as of August 17, 2020, as reported by the Issuer in a prospectus supplement (File No. 333-244401) filed with the Securities and Exchange Commission on August 14, 2020 after the closing of the offering and concurrent placement as reported by the Issuer in a free writing prospectus filed with the Securities and Exchange Commission on August 17, 2020

CUSIP No. 81750R102

1.	Name of Reporting Person NIMCO US, Inc. (1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 6,888,888
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 6,888,888

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,888,888
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 7.7%
14.	Type of Reporting Person (See Instructions): CO

(1)

Based upon a total of 89,292,533 shares of Common Stock outstanding as of August 17, 2020, as reported by the Issuer in a prospectus supplement (File No. 333-244401) filed with the Securities and Exchange Commission on August 14, 2020 after the closing of the offering and concurrent placement as reported by the Issuer in a free writing prospectus filed with the Securities and Exchange Commission on August 17, 2020.

CUSIP No. 81750R102

1.	Name of Reporting Person Nestlé S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 7,892,890
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 7,892,890

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,892,890
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.8%(1)
14.	Type of Reporting Person (See Instructions): CO

(1)

Based upon a total of 89,292,533 shares of Common Stock outstanding as of August 17, 2020, as reported by the Issuer in a prospectus supplement (File No. 333-244401) filed with the Securities and Exchange Commission on August 14, 2020 after the closing of the offering and concurrent placement as reported by the Issuer in a free writing prospectus filed with the Securities and Exchange Commission on August 17, 2020.

CUSIP No. 81750R102

1.	Name of Reporting Person Nestlé US Holdco, Inc. (1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 6,888,888
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 6,888,888
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,888,888
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 7.7%
14.	Type of Reporting Person (See Instructions): CO

(1)

Based upon a total of 89,292,533 shares of Common Stock outstanding as of August 17, 2020, as reported by the Issuer in a prospectus supplement (File No. 333-244401) filed with the Securities and Exchange Commission on August 14, 2020 after the closing of the offering and concurrent placement as reported by the Issuer in a free writing prospectus filed with the Securities and Exchange Commission on August 17, 2020.

CUSIP No. 81750R102

1.	Name of Reporting Person Société des Produits Nestlé S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 7,847,890
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 7,847,890

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,847,890
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.8%(1)
14.	Type of Reporting Person (See Instructions): CO

(1)

Based upon a total of 89,292,533 shares of Common Stock outstanding as of August 17, 2020, as reported by the Issuer in a prospectus supplement (File No. 333-244401) filed with the Securities and Exchange Commission on August 14, 2020 after the closing of the offering and concurrent placement as reported by the Issuer in a free writing prospectus filed with the Securities and Exchange Commission on August 17, 2020.

SCHEDULE 13D

Explanatory Note

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 1 (this “Amendment”) amends and supplements certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 11, 2018, (the “Original Schedule 13D”), by the Reporting Persons relating to the Common Stock of Seres Therapeutics, Inc. (the “Issuer”). This Amendment amends the Original Schedule 13D on behalf of the Reporting Persons to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Following an internal reorganization completed in 2019, two additional legal entities, Société des Produits Nestlé S.A., a Swiss société anonyme (“SPN”) and Nestlé US Holdco, Inc., a Delaware corporation (“Nestlé US Holdco”), were added to the beneficial ownership chain. Accordingly, the Original Schedule 13D is amended by this Amendment to add these two entities as Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented to include the following:

On August 12, 2020, SPN entered into a Securities Purchase Agreement dated August 12, 2020, between the Issuer and SPN (the “2020 Purchase Agreement”), pursuant to which SPN purchased 959,002 newly issued shares of the Issuer’s Common Stock at a cash purchase price of $20.855 per share for an aggregate purchase price of $19,999,986.71. SPN purchased these shares with funds from its working capital. The 2020 Purchase Agreement is incorporated herein by reference as described in Item 6 below.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

The Reporting Persons from time to time review their investment in and collaboration with the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities and the terms of the existing agreements between the Reporting Persons and the Issuer, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions. The Reporting Persons may also propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other interested parties.

The information in Item 6 of this Amendment is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

The first paragraph of Item 5(a) – (b) of the Original Schedule 13D is hereby amended and restated as follows:

The information contained on the cover pages to this Amendment is incorporated herein by reference. The 6,888,888 shares of Common Stock reported on this Amendment are directly held by NHS, which is a wholly-owned subsidiary of NIMCO. NIMCO, in turn, is a wholly-owned subsidiary of Nestlé US Holdco, which is a wholly-owned subsidiary of SPN. The ultimate parent company of NHS, NIMCO, Nestlé US Holdco and SPN is

1

Nestlé S.A. Based upon information contained in a prospectus supplement (File No. 333-244401) filed with the SEC on August 14, 2020 and a free writing prospectus filed with the SEC on August 17, 2020, the total issued and outstanding shares of Common Stock held by NHS comprises approximately 7.7% of the Issuer’s issued and outstanding Common Stock. The 959,002 shares of Common Stock acquired pursuant to the 2020 Purchase Agreement reported on this Amendment are directly held by SPN, which is a wholly-owned subsidiary of Nestlé S.A. Based upon information contained in a prospectus supplement (File No. 333-244401) filed with the SEC on August 14, 2020 and a free writing prospectus filed with the SEC on August 17, 2020, the total issued and outstanding shares of Common Stock held by SPN comprises approximately 8.8% of the Issuer’s issued and outstanding Common Stock.

Additionally, Grégory Behar, who is listed on Schedule I hereto, has received a grant of options to acquire 45,000 shares of Common Stock, all of which have vested as of the date of this Amendment. Nestlé S.A is the beneficial owner of all options held by Mr. Behar.

Except for the shares of Common Stock owned by NHS and SPN and the options held by Mr. Behar described in this Item 5, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule I hereto beneficially owns any other securities of the Issuer.

(c) Except as described in Item 3, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed on Schedule I hereto, have effected any transactions in the Common Stock during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Amendment.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented to include the following:

Series D Purchase Agreement

The Standstill Restrictions under the Series D Purchase Agreement have expired and are no longer in effect.

2020 Purchase Agreement

On August 12, 2020, SPN entered into a Securities Purchase Agreement dated August 12, 2020, between the Issuer and SPN, pursuant to which SPN purchased 959,002 newly issued shares of the Issuer’s Common Stock at a cash purchase price of $20.855 per share for an aggregate purchase price of $19,999,986.71. The 2020 Purchase Agreement contained customary representations, warranties and covenants by, among and for the benefit of the parties.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Securities Purchase Agreement, dated as of August 12, 2020, between Société des Produits Nestlé S.A. and the Issuer (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on August 14, 2020).

Exhibit 2	Joint Filing Agreement (filed herewith).

2

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 19, 2020

NESTLE HEALTH SCIENCE US HOLDINGS, INC.

By:	/s/ James Pepin
Name: James Pepin
Title: Director and President

NIMCO US, INC.

By:	/s/ Dan Nugent
Name: Dan Nugent
Title: Chief Legal Officer and General Counsel

NESTLÉ S.A.

By:	/s/ Gregory Behar
Name: Gregory Behar
Title: Deputy Executive Vice President

NESTLÉ US HOLDCO, INC.

By:	/s/ Michael Prewitt
Name: Michael Prewitt
Title: Secretary

SOCIETE DES PRODUITS NESTLE S.A.

By:	/s/ Claudio Kuoni
Name: Claudio Kuoni
Title: Vice President

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF NHS,

PERSONS CONTROLLING NHS AND EXECUTIVE OFFICERS AND DIRECTORS OF OTHER

PERSONS IN CONTROL OF NHS

NHS

NHS is a corporation organized under the laws of the State of Delaware with its principal business address at 1812 North Moore Street, Arlington, VA 22209. NHS is a wholly-owned subsidiary of NIMCO. The name, present principal employment and citizenship of each director and executive officer of NHS is set forth below.

Name	Present Principal Employment	Citizenship
1. Claudio Kuoni	Director, NHS	Swiss

2. James Pepin	Director, NHS	US

3. Michael Prewitt	Secretary (non Director), NHS	US

4. Alexandra Neely	Treasurer, NHS	US

5. James Parent	Head of Tax, NHS	US

6. Alan Pasetsky	Vice President, NHS	US

NIMCO

NIMCO is organized under the laws of the State of Delaware with its principal business address at 1812 North Moore Street, Arlington, VA 22209. NIMCO is a wholly-owned subsidiary of Nestlé US Holdco, Inc.. The name, present principal employment and citizenship of each director and executive officer of NIMCO is set forth below.

Name	Present Principal Employment	Citizenship
1. Steven Presley	Chairman of the Board, Chief Executive Officer and President, NIMCO	US

2. Giulio Gerardo	Director and Chief Financial Officer, NIMCO	Italian

3. Alan Pasetsky	Vice President and Assistant Treasurer, Taxes, NIMCO	US

4. Dan Nugent	Chief Legal Officer and General Counsel, NIMCO	US

5. Alexandra Neely	Treasurer, NIMCO	US

6. Kathleen Carl	Vice President, NIMCO	US

7. Michael Prewitt	Secretary (non Director), NIMCO	US

8. James Parent	Head of Tax, NIMCO	US

9. Rui Barbas	Director, NIMCO	Portugal

Nestlé US Holdco, Inc.

Nestlé US Holdco, Inc. is organized under the laws of the State of Delaware with its principal business address at 1812 North Moore Street, Arlington, VA 22209. Nestlé US Holdco, Inc. is a wholly-owned subsidiary of Société des Produits Nestlé S.A. The name, present principal employment and citizenship of each director and executive officer of Nestlé US Holdco, Inc. is set forth below.

1

Name	Present Principal Employment	Citizenship
1. Steven Presley	Chairman of the Board, Chief Executive Officer and President, Nestlé US Holdco, Inc.	US

2. Giulio Gerardo	Chief Financial Officer, Nestlé US Holdco, Inc.	Italian

3. Alexandra Neely	Treasurer, Nestlé US Holdco, Inc.	US

4. Michael Prewitt	Secretary, Nestlé US Holdco, Inc.	US

5. James Parent	Vice President and Assistant Treasurer, Taxes, Nestlé US Holdco, Inc.	US

6. Daniel Nugent	Director, Nestlé US Holdco, Inc.	US

Société des Produits Nestlé S.A.

Société des Produits Nestlé S.A. is organized under the laws of Switzerland with its principal business address at Avenue Nestlé 55, CH-1800 Vevey Switzerland. Société des Produits Nestlé S.A. is a wholly-owned subsidiary of Nestlé S.A. The name, present principal employment and citizenship of each director and executive officer of Société des Produits Nestlé S.A. is set forth below.

Name	Present Principal Employment	Citizenship
1. Stefan Helfenstein	Chairman of the Board, Société des Produits Nestlé S.A.	Swiss

2. Michèle Burger	Director, Société des Produits Nestlé S.A.	Swiss

3. José Checa Cortés	Director, Société des Produits Nestlé S.A.	Spanish

4. Thomas Hauser	Director, Société des Produits Nestlé S.A.	Swiss

5. Blaise Revillard	Director, Société des Produits Nestlé S.A.	French

6. Philippe Vossen	Director, Société des Produits Nestlé S.A.	Belgian

7. Silvan Jampen	Secretary (non Director), Société des Produits Nestlé S.A.	Swiss

8. Michel Gardet	Senior Vice President, Société des Produits Nestlé S.A.	French

9. Olivier Ballevre	Vice President, Société des Produits Nestlé S.A.	French

10. Trevor Douglas Brown	Vice President, Société des Produits Nestlé S.A.	Swiss

11. Harold Humbert	Vice President, Société des Produits Nestlé S.A.	French

12. Claudio Kuoni	Vice President, Société des Produits Nestlé S.A.	Swiss

13. Damien Tissot	Vice President, Société des Produits Nestlé S.A.	French

Nestlé S.A.

Nestlé S.A. is a corporation organized under the laws of Switzerland with its principal business address at Avenue Nestlé 55, CH-1800, Vevey Switzerland. The name, present principal employment and citizenship of each director and executive officer of Nestlé is set forth below.

Name	Present Principal Employment	Citizenship
1. Paul Bulcke	Non-Executive Director, Chairman, Nestlé S.A.; Vice-Chairman, L’Oréal S.A.; Board member, Roche Holding Ltd.	Belgian/Swiss

2. Ulf Mark Schneider	Chief Executive Officer, Board member, Nestlé S.A.	German/US

3. Henri de Castries	Non-Executive Director; Vice Chairman, Lead Independent Director, Nestlé S.A.; Board member, HSBC Holdings plc, Argus Media	French

4. Renato Fassbind	Non-Executive Director; Vice Chairman and Lead Independent Director, Swiss Re AG; Board member, Kühne+Nagel International AG	Swiss

5. Ann M. Veneman	Non-Executive Director; Board member, the Global Health Innovative Technology Fund, Advisory Board member JUST Capital, the Clinton Health Access Initiative, the Full Harvest Technologies, Inc.	US

6. Eva Cheng	Non-Executive Director; Board member, Haier Electronics Group Co. Ltd.	Chinese

7. Patrick Aebischer	Non-Executive Director; President Emeritus of Institute EPFL; Board member: Logitech International S.A.; Chairman: Novartis Bioventures AG	Swiss

8. Ursula M. Burns	Non-Executive Director; Board member: Exxon Mobil Corporation, Uber Technologies Inc.; Trustee, Ford Foundation	US

9. Kasper Rorsted	Non-Executive Director; CEO, adidas AG	Danish

10. Pablo Isla	Non-Executive Director; Chairman and CEO, Inditex S.A.	Spanish

11. Kimberly A. Ross	Non-Executive Director; CFO, WeWork	US

12. Dick Boer	Non-Executive Director; Board member, Royal Dutch Shell plc.; Chairman: Advisory Board of G-Star RAW CV, Rijksmuseum Fonds	Netherlands

13. Dinesh Paliwal	Non-Executive Director; Senior Advisor to the Board and CEO, Harman International Industries Inc. Board member, Bristol-Myers Squibb, Raytheon Company; Member, U.S.-India Business Council	US/Indian Overseas Citizenship

14. Hanne Jimenez de Mora	Non-Executive Director; Board member: AB Volvo, Outotec Oyj; Vice-chair: IMD Business School	Swiss

15. Laurent Freixe	Executive Vice President: Chief Executive Officer: Zone Americas	French

16. Chris Johnson	Executive Vice President: Chief Executive Officer: Zone Asia, Oceania and sub-Saharan Africa	US

17. Patrice Bula	Executive Vice President: Strategic Business Units, Marketing, Sales and Nespresso; Board member: Novartis AG, Schindler Holding Ltd.	Swiss

18. Marco Settembri	Executive Vice President: Chief Executive Officer: Zone Europe, Middle East and North Africa	Italian

19. François-Xavier Roger	Executive Vice President: Chief Financial Officer (includes Finance and Control, Tax, Treasury, Investor Relations)	French

20. Magdi Batato	Executive Vice President: Head of Operations; Board member: Carlsberg A/S	Swiss

21. Stefan Palzer	Executive Vice President: Chief Technology Officer	German

22. Béatrice Guillaume-Grabisch	Executive Vice President: Global Head Human Resources & Business Services; Board member: L’Oréal S.A.	French

23. Leanne Geale	Executive Vice President: General Counsel, Corporate Governance and Compliance	Canada

24. Grégory Behar	Deputy Executive Vice President: Chief Executive Officer: Nestlé Health Science	Swiss

25. Sanjay Bahadur	Deputy Executive Vice President: Head of Group Strategy and Business Development	India

26. David P. Frick	Senior Vice President: Secretary to the Board of Directors: Head of Corporate Governance, Compliance and Corporate Services	Swiss